SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549
                                    ______________

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                             Advanced Radio Telecom Corp.
                                  (Name of Issuer)

                            Common Stock, $.001 par value
                            (Title of class of securities)

                                      00743U-10-1
                                    (CUSIP number)

                                   Scott B. Anderson
                      Davenport, Evans, Hurwitz & Smith, L.L.P.
                                 513 South Main Avenue
                                 Post Office Box 1030
                         Sioux Falls, South Dakota 57101-1030
                                     (605) 336-2880
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                    February 25, 1997
              (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)







                            (Continued on following pages)
                                  (Page 1 of 6 Pages)
                                                               SCHEDULE 13D



CUSIP NO. 00743U-10-1                   13D                  PAGE 2 OF 7 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Commco, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


    NUMBER OF             7     SOLE VOTING POWER
     SHARES                     2,794,386
  BENEFICIALLY            8     SHARED VOTING POWER
    OWNED BY                    0
      EACH                9     SOLE DISPOSITIVE POWER
   REPORTING                    2,794,386
  PERSON WITH             10    SHARED DISPOSITIVE POWER
                                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,794,386

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.3%

14   TYPE OF REPORTING PERSON*
     OO
                                                                   SCHEDULE 13D


CUSIP NO. 00743U-10-1                   13D                    PAGE 3 OF 7 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Rosemarie A. Reardon

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)             (a)  [ ]
                                                                      (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


    NUMBER OF             7     SOLE VOTING POWER
     SHARES                     2,794,386
  BENEFICIALLY            8     SHARED VOTING POWER
    OWNED BY                    0
      EACH                9     SOLE DISPOSITIVE POWER
    REPORTING                   2,794,386
  PERSON WITH             10    SHARED DISPOSITIVE POWER
                                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,794,386

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.3%

14   TYPE OF REPORTING PERSON*
     IN
                                                              Page 4 of 7 Pages
                                                                   Schedule 13D
                                                                 Commco, L.L.C.
                                                            Rosemarie A. Reardon

                            ADVANCED RADIO TELECOM CORP.
                               (CUSIP NO. 00743U-10-1)


ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Advanced Radio Telecom Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 108th Avenue, N.E., Suite 2600, Bellevue, Washington 98004.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed with respect to Commco, L.L.C., a Delaware limited liability company ("Commco"), and Rosemarie A. Reardon ("Reardon"). Each of Commco and Reardon are referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." By virtue of her position as the controlling member of Commco, Reardon has the power to vote and dispose of the Common Stock held by Commco. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

     (b) The principal business address of each Reporting Person is 4513 Pin Oak Court, Sioux Falls, South Dakota 57103.

     (c) The principal business of Commco is telecommunications. Reardon is a business person and an individual investor who is the controlling member of Commco.

     (d) Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

     (f)  Reardon is a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 3, 1996, the Issuer entered into an agreement (the "CommcoCCC
Agreement") to acquire 129 38 GHz wireless broadband authorizations (the
"Assets") from CommcoCCC, Inc. ("CommcoCCC") in exchange for 6,000,000 shares of Common Stock of the Issuer.  On February 25, 1997, the CommcoCCC Agreement
                                                              Page 5 of 7 Pages
                                                                   Schedule 13D
                                                                 Commco, L.L.C.
                                                            Rosemarie A. Reardon


was consummated by the transfer of the Assets in exchange for the issuance of 6,000,000 shares of Common Stock as follows: 2,794,386 shares to Commco; 2,350,310 shares to another shareholder of CommcoCCC, CCC Millimeter; and 855,304 shares to another shareholder of CommcoCCC, Columbia Millimeter. Reardon does not directly own any shares of Common Stock; however, by virtue of her position as the controlling member of Commco, Reardon has the power to vote and dispose of the Common Stock held by Commco. In addition, in connection with certain bridge financings, the Issuer issued to Commco and Columbia Capital Corporation (the general partner of CCC Millimeter) five-year warrants to purchase 116,364 shares of Common Stock, all at an exercise price of $17.1875 per share ($15.00 after giving effect to anti-dilution adjustments). Of such warrants, Commco owns warrants for 54,191 shares.

ITEM 4.   PURPOSE OF TRANSACTION

     Each Reporting Person acquired the shares of Common Stock for investment purposes. Although no Reporting Person presently has any plans or proposals to acquire additional securities of the Issuer in the future, each Reporting Person may acquire additional securities of the Issuer in the future. No Reporting Person presently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Commco currently beneficially owns 2,794,386 shares of the Issuer's Common Stock, representing approximately 14.3% of the currently outstanding shares of Common Stock. Reardon may be deemed to beneficially own 2,794,386 shares of the Issuer's Common Stock, representing approximately 14.3% of the currently outstanding shares of Common Stock. In addition, Commco owns warrants to purchase 54,191 shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 19,559,420 shares currently outstanding, as disclosed directly by the Issuer to the Reporting Persons.

     (b) By virtue of her position as the controlling member of Commco, Reardon has the sole power to vote and dispose of all 2,794,386 shares of Common Stock reported in this Schedule 13D. In addition, Commco owns warrants to purchase 54,191 shares of Common Stock.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

                                                              Page 6 of 7 Pages
                                                                   Schedule 13D
                                                                 Commco, L.L.C.
                                                            Rosemarie A. Reardon


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          1.    Joint Filing Agreement.

                                                              Page 7 of 7 Pages
                                                                   Schedule 13D
                                                                 Commco, L.L.C.
                                                            Rosemarie A. Reardon


                                     SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                               March 6, 1997
                                               (Date)


                                               COMMCO, L.L.C.


                                               By:   /s/ Scott Reardon
                                               Its:  President



                                               /s/  Rosemarie A. Reardon
                                               Rosemarie A. Reardon